FILED BY GULFTERRA ENERGY PARTNERS, L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) AND ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA’S AND ENTERPRISE’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

     GulfTerra Energy Partners, L.P. (“GulfTerra”) is filing the transcript and related materials from its earnings call of February 19, 2004.

Gulfterra Energy Partners
Moderator: Drew Cozby
February 19, 2004
11:30 a.m. EST

OPERATOR: Good morning, and welcome to the Gulfterra Energy Partners’ fourth-quarter earnings 2003 conference call.

At this time, all participants have been placed on a listen-only mode, and the floor will be open for questions following the presentation.

It is now my pleasure to introduce your host for today’s call, Mr. Drew Cozby. Sir, you may begin.

DREW COZBY, GULFTERRA ENERGY PARTNERS: Thank you, Stephanie.

Good morning, everyone, and thank you for joining us for Gulfterra Energy Partners’ fourth-quarter 2003 earnings and presentation conference call. This morning, Bob Phillips, Chairman and Chief Executive Officer will begin our call with a review of 2003 highlights and a strategic overview. Bill Manias, Chief Financial Officer, will take us through the operating results, and present a review of the Balance Sheet and other financial items. James Lytal, President, will provide a commercial review and update you on our commercial projects. Other members of management are also here to assist in the Q&A portion of the call.

I’d like to detail a few regulatory-related items before we get started. First, Gulfterra EBITDA number is the same number we used to call adjusted EBITDA, so there’s continuity in our reporting. This is also covered in the Press Release and Web site issued this morning. In addition, reconciliations of non-GAAP measures used in this presentation and call are reconciled to the most comparable GAAP measures, and are incorporated in our Release and posted, along with our Release and operating statistics, on the Investor’s page of our Web site at www.gulfterra.com, on a tab entitled “Non-GAAP Reconciliations” including reconciliations of consolidated EBITDA to net income.

And now I wish to make you aware that this call will include forward-looking statements and projections. Gulfterra Energy Partners has made every reasonable effort to ensure the information and assumptions on which these statements and projections are based are current, reasonable and complete. However, a variety of factors, including the integration of acquired businesses, our pending merger with Enterprise, status of the partnership’s Greenfield project, successful negotiation of customer contracts and general economic and weather conditions in markets served by Gulfterra Energy Partners and its affiliates could cause actual results to differ materially from the projections and anticipated results or other expectations expressed in this Release. While the partnership makes these statements and projections in good faith, neither the partnership nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the partnership and its affilates’ Securities and Exchange Commission filings for additional important factors that may affect actual results.

I’ll now turn the call over to Bob Phillips, Gulfterra’s Chairman and CEO. Bob?

ROBERT PHILLIPS, CHAIRMAN & CEO, GULFTERRA ENERGY PARTNERS: Thank you, Drew.

And good morning to all of you. Thank you for joining us. I’m very pleased to announce Gulfterra’s full-year 2003 results, with EBITDA of $435 million and net income, before one-time charges, of $200 million, and net income after the non-recurring charges that were attributable to our debt retirement activities in 2003 of $163 million. All of those are records, and we’re very pleased with our full-year performance.

In the fourth quarter, our results were skewed a little bit by the majority of the debt-redemption charges that occurred. But I would characterize our fourth-quarter performance as solid, but coming in slightly under our expectations. And Bill can talk to you about some of those details.

We will take a slightly different approach today in this call, since we do not plan to hold our traditional annual analyst meeting, which we always have in the spring of the year. We’re combining some of the aspects of that analyst meeting with today’s earnings call to give you a broader review of both our performance of last year, as well as where we expect to hit in 2004. And I would note that we have posted a healthy number of slides that you can follow along with us, they’re on our Web site, and we will be referring to those slides. So I would recommend that, if you’re not there, that you get those and spend some time with those. There’s a lot of information, and it is typically the type of information that we would provide in our annual analyst meeting.

Before I start, I’d also like to very quickly thank a couple of our compatriots here, Mark Leland and Keith Forman. I want to thank them for the many contributions that they’ve made to the success of Gulfterra over the years. As you know, Mark and Keith have recently taken new executive positions with El Paso. I’m very proud of the opportunity for them, and very excited about what they bring to El Paso. I’ve worked with them, shoulder to shoulder, for a number of years, and I attribute a lot of our success to the hard work and contributions they’ve made. Very fortunately, however, we have an extremely deep bench here at Gulfterra. And on an interim basis, and both as we move forward in completing the merger with Enterprise later this year, I want you to know that this very deep bench insures that this partnership is in great hands. We will move forward and continue to be successful in managing our business.

Now if you would, I’d like to turn to slide five, which lets us begin to recap 2003. Clearly, our most significant achievement in the year was digesting the prior-year’s acquisitions, the San Juan and Permian gathering systems, the Chaco and Indian Basin processing plants, the Texas pipeline systems. All of those assets performed very well in 2003. They now form the core of our partnership’s business. They provide the stable cash flow from which we will use as a platform to grow with our organic projects. Of course the performance of those assets, and our ability to digest them properly, allowed us to achieve record cash flow and earnings for the year, and as I said, provides Gulfterra with that diversified base of stable cash flows for our 2004 objectives.

Importantly, our independence initiatives, and our name change, which were accomplished throughout the year, were important steps early in the year, to allow us to separate from the confusion of our general partner. And I think they played a large role in producing a record total return for our investors in 2003.

We did greatly improve our Balance Sheet in 2003, with more than $2 billion in new financings and refinancings that resulted in lower leverage. We clearly met our goal that we laid out for you in February of last year of coming in at the end of the year with leverage below 60 percent. We’ve done that. We also importantly improved our cost of capital, which will create more accretion as our organic growth projects move forward and begin to contribute significant cash flow in ‘04 and ‘05. That lower cost of capital will be very important to the earnings generation of this partnership.

We deliver on our distribution promise for the year. It was on the low end of the distribution range. We said, at the beginning of ‘03, we were going to concentrate on managing our Balance Sheet, improving our credit statistics and our credit profile, and I think we did that. But I also feel good about honoring our promise to our equity unit holders as well.

All of these, taken as a group, contributed to the most important event of the year for us. And that was the opportunity to merge Gulfterra with Enterprise Products to create the industry’s leading mid-stream company. We’re very proud of all these accomplishments. I think, from my perspective, the merger with Enterprise would not have been possible but for all of these other achievements that we laid out as objectives in the early part of the year, and then accomplished throughout the year, many times against a very difficult and challenging background.

Turning to the next slide, as you can see on slide six, we were extremely busy during the fourth quarter. I thought it was important to highlight a number of the achievements that we had during the quarter, as we negotiated and completed the Enterprise merger.

A number of things accomplished all had important effects, both on our 2003 performance as well as where we expect to go in 2004. I’ll just mention a few of those. We did complete a very important 9.9-percent interest sale in the general partner on behalf of El Paso to Goldman Sachs. And as a part of that transaction, we redeemed the Series B preferred units. That was all a part of our ring-fencing strategy that we had announced in the spring of 2003. The sale of the GP interest, of course, was unwound when El Paso completed step one of the Enterprise merger by selling 50 percent of the GP interest to Enterprise on December 15th. That was a challenging transaction, one in which I thought that we accomplished a lot. It was an important transaction, and we’re pleased to have accomplished that as a predicate to the Enterprise deal.

We did complete two important equity offerings, raising almost $300 million in new equity, and lowering our leverage, completed in the fourth quarter. We initiated service from two new sources of deepwater gas production, Matterhorn, a third-party gathering line, and Medusa, a gathering system that we had completed construction on earlier in the year.

We redeemed almost $270 million worth of high-coupon debt, which was an important aspect that led to the non-recurring charges that we took in the fourth quarter. But it will also, of course, result in interest savings and lower cost of capital for us as we go forward.

And importantly in the fourth quarter we expanded our term-loan B facility, while at the same time significantly lowering the cost of that facility. So that will be important in our cost of capital calculation and our debt capitalization as well.

And for the finance guys, I threw in an important note. They received a significant industry award, due to the creativity and structure of our Cameron Highway project financing. An industry publication awarded them the oil and gas deal of the year for 2003. We thought that was important for you to know.

Turning to slide seven, let me talk a little bit about the planned merger with Enterprise. I’d like to update you on our progress. Of course we did announce, on December 15th, this three-way multi step transaction, which will result later in the year in the merger of Enterprise and Gulfterra. The Hart-Scott-Rodino filing was made in January. We’re making good progress on that front. We continue to work on the Form S4, which should be filed in March. We have commenced the integration planning process. And I’m very pleased with our progress there. It’s going very well at this point. We have announced, just this morning, a portion of the post-merger executive team, focusing on the commercial and the operational sides of the post-merger team. I’m pleased that we’ll have a solid combination of executives from both partnerships to lead this company going forward. All this taken together, I think we’re on track to close the merger in the second half of the year, and I’m very pleased with the progress that we have made so far.

I would also hesitate to miss an opportunity to talk about the rationale for the merger. If you’ll turn to slide eight — just to look at the map. You can see that the combination creates North America’s leading mid-stream company. We’re very proud of the footprint of this combination. They touch all of the major supply basins in the country, several of the significant gas and natural-gas liquids markets. And we believe this combination, most importantly, will allow us to greatly enhance the services that we can provide to our customers, both on the supply side and the market side. We’re very pleased with that. The value drivers, as we have discussed previously in some presentations include a lower cost of capital due to Enterprise’s 25-percent cap on their general partner incentive distribution, which when combined with the significant organic growth projects that we bring to the combination, would create more accretion from those growth projects, and also result in a significant transfer of value from the GP to the LPs. And we’re very pleased with that. Post merger, we would expect, I think, the combined companies would expect to see substantial synergies from the combination. We’re targeting a non-heroic level of $30 plus million in cost savings. We expect to see potential interest savings as we consolidate the debt of the two partnerships. And of course we would expect to see incremental organic growth opportunities as well.

I think we’re in an excellent position to complete this merger on the timing and the schedule that we’ve talked about. We remain very excited about the prospects for the combined entity, and the opportunities for growth going forward. We think it’s a perfect match of a great financial structure with a tremendous platform of stable cash flow, generating assets and tremendous growth opportunities. We expect to be one of the leading mid-stream companies, and of course one of the leading master limited partnership, or publicly-traded partnership investment opportunities going forward. And we’re excited about this opportunity.

With that overview of our 2003 accomplishments, and some background on kind of where we are headed going forward, I’m pleased to turn it over to Bill Manias, who is our newly-appointed Chief Financial Officer. As Drew said, Bill will give you some details on our earnings and our Balance Sheet, as well as our 2004 stand-alone objectives. And then we should look forward to James Lytal giving us an update not only on the performance of our core assets in 2003, but also an update on our numerous projects in the Gulf of Mexico.

Bill?

WILLIAM MANIAS, CHIEF FINANCIAL OFFICER, GULFTERRA ENERGY PARTNERS:

Thank you, Bob. I have a number of topics to cover today. First, I will summarize the earnings drivers for our business and the consolidated results for the fourth quarter and the full year. Second, I’ll provide details on our performance drivers at the segment level and summarize capital spending levels for the year. Third, I will present a review of our capital scorecard, balance sheet and other financial items. Finally, I will update EBITDA guidance for 2004.

2003 was another record year for GulfTerra in terms of overall business performance and EBITDA. I want to touch briefly on several factors which were the primary drivers of 2003’s solid performance. First was the continued top-line growth from the assets we acquired in 2002, namely the Texas — New Mexico assets which we acquired in April 2002 and the San Juan Basin assets which we acquired in November 2002. The second was the EBITDA contribution of our offshore projects. We benefited from the strong performance of our Falcon Nest platform and pipeline which received first production in March 2003 as well as stronger results from Viosca Knoll gathering through the addition of volumes from Medusa and Matterhorn both of which came on line in the fourth quarter of 2003. In addition, we benefited from improved throughput and margins in our San Juan and Texas Pipeline businesses. Finally, in 2003, we recognized the full year impact from our expansion project which we completed in mid year 2002 at our Hattiesburg natural gas storage facility.

For the 4th quarter of 2003, GulfTerra reported net income of $11.4 million or a loss of 13 cents per unit. Excluding the impact of the early retirement of debt in the fourth quarter, net income was $43.3 million or 32 cents per unit, that’s a 52% increase in net income over the same period last year. EBITDA, the key measure on which we evaluate our performance was $97.7 million in the quarter, up 25% from 2002. Total common units outstanding at the end of the quarter were 58.4 million as a result of equity that we issued in October through the Goldman-Sachs transaction and a public unit offering which accounted for an additional 7.5 million common units

For the full year of 2003, EBITDA totaled $435.1 million, up $168.3 million or 63% from 2002. In addition, we reported net income of $163.1 million or 1.32 cents per unit up 67% from last year. Excluding the impact of the early retirement of debt during the year, net income was $200MM or $1.94 per unit, a 100% year over year increase. The annual distribution coverage ratio was 1.07 times on this basis.

Now I would like to provide you with some details and on our segment results. James Lytal will discuss this in more detail later during his portion of the presentation.

The Natural Gas Pipeline and Plants Segment, by far the largest segment, continues to show solid EBITDA performance. In the fourth quarter of 2003 this segment generated EBITDA of $75 million, up 35% from the same period in 2002. While we had strong contributions from all of the assets in this segment, the largest cash flow contributions came from our San Juan Basin gathering system and the Chaco plant, which we acquired in November 2002.

The Oil and NGL Logistics Segment contributed $7.8 million of EBITDA compared with $9.4 million in the fourth quarter of 2002. Much of this decline in base cash flow was attributable to lower distributions from Poseidon related to lower volumes and the decision by the Poseidon JV partners to retain near term cash flow to fund the Front Runner project. The lower volumes at Poseidon were offset by increases in volumes at our Typhoon and Allegheny oil pipeline systems.

The Natural Gas Storage segment which is comprised of our Petal and Hattisburg facilities in Mississippi and our Wilson storage facility in Texas contributed approximately $7.0 million this past quarter. That is up from $6.4 million during the fourth quarter of 2002. For the full year 2003, this segment contributed approximately $29.6 million, a 78% increase over 2002. This year over year increase is primarily driven by a full year impact in 2003 from our 20 year contract with The Southern Company at the Hattsburg facility which went into effect in June 2002 and new interruptible transportation contracts at our Wilson storage facility.

The Platform Services Segment was flat quarter to quarter but down year over year, $20.2 million in 2003 versus $29.3 million in 2002. This year over year decrease was primarily related the sale of our Prince Platform in April 2002 and to a lesser extent lower demand fees associated with certain offshore platforms. Partially offsetting these decreases was the contributions from our Falcon’s Nest Platform which went into service in March 2003.

Now let’s turn to volumes.

Total gas pipeline throughput on the GulfTerra system was approximately 7.6 million dekatherms per day in the fourth quarter versus approximately 6.5 million dekatherms per day for the same period in 2002. The San Juan gathering system averaged about 1.3 million dekatherms per day this past quarter and we continue to see solid volume growth and well connect activity. Also contributing to growth in pipeline volumes was a nominal 180 thousand dekatherms per day moving on our Falcon Nest pipeline which came on in March 2003. We are extremely pleased with the performance of our Falcon Nest project. In January 2004, production from Pioneer’s Harrier discover started flowing to Falcon and current production to Falcon is approximately 270 thousand dekatherms per day versus the 167 thousand per day at year end. In addition, volumes on the Viosca Knoll Gathering system averaged about 618 thousand dekatherms a day up from approximately 550 thousand per day for the same period in 2002. This increase is attributable to additional volumes from Canyon Station and the November 2003 first production from Matterhorn and Medusa. Volumes on the Texas Pipeline were essentially flat at year over year at approximately 3.2 million dekatherms per day. Plant volumes increased slightly to 790 thousand dekatherms per day versus 779 thousand dekatherms per day last year, with a majority of these volumes attributable to the Chaco plant.

For the oil pipelines, quarter over quarter volumes were up approximately 16% as increased volumes from a full years contribution from the Typhoon oil pipeline which we acquired in November 2002 and the Allegheny oil pipeline both of which more than offset the decline in volumes on Poseidon. Poseidon volumes were down approximately 18,000 bpd quarter over quarter primarily due to lower than expected volumes and natural decline. We expect volumes on Poseidon to increase in the third quarter of 2004 as first production from the Front Runner project comes on line.

Our NGL volumes were up quarter over quarter by approximately 23%. The primary driver of this increase was the acquisition of the Texas NGL assets in November 2002. Partially offsetting the impact of the Texas NGL acquisition volumes, were lower volumes attributable to the Texas fractionation business as the high gas prices in 2003 made the extraction of NGLs by producers and processors less economic.

Now let me turn to capital expenditures.

For the full year 2003, we spent approx $279MM in growth capital primarily related to our offshore construction projects (Cameron Hwy, Marco Polo, Phoenix, Falcon Nest & Medusa) and our expansion project associated with our Texas NGL business. James will give you an update on the progress we are making on several of our deepwater growth projects in just a minute. In 2003, we spent approx $13.5MM on well ties. We added 343 new wells to our systems, the majority of them or 259 at San Juan, which increased volume throughout the system. In addition, we spent approximately $6.6MM in our pipeline integrity program related to inspection & repairs. As you well know, pipeline integrity and safety is an issue of great concern to the industry. Under the regulations adopted by the Texas Railroad Commission and the Department of Transportation, pipeline operators must have completed a detailed integrity assessment covering 50% of their total pipeline system prior to September 30, 2004, for liquid pipelines and January 1, 2006 for gas pipelines. We have been working on this issue since 2001 and we are on track to meet the stringent requirements and deadlines. Maintenance capex for our assets amounted to approximately $32.3MM in 2003. Sustaining capex, which we defined as the sum of well tie capital, pipeline integrity capital, and maintenance capital was $52.4 million for the full year 2003 which was in line with our expectations and earlier guidance.

Now let’s talk about our capital raising activities in 2003 and the impact that these activities had on our balance sheet.

As you all know, during 2002 we were very active on the acquisition front completing over $1.5 billion in acquisitions. As a result, we entered 2003 with more leverage than we would have liked. Our financial goals for 2003 were simple. We told you we would reduce our leverage, improve our cost of capital, and continue to fund our organic growth projects. I think that as you look back at 2003 you will see that we accomplished these goals.

Throughout 2003 we opportunistically accessed both the debt and equity markets, raising a little over $2 billion in capital. We refinanced the acquisition loans for both the Texas/New Mexico and the San Juan Basin acquisitions with long term debt at favorable rates. In the fourth quarter of 2003, we refinanced our term B loan facility and upsized it from $160 million to $300 million at a pricing of LIBOR plus 225 basis points, a reduction of 125 basis points from the previous term B loan. For the full year, we raised nearly $500 million in new equity, almost $300 million in the fourth quarter alone.

In addition to these capital raising efforts, we were active in the debt redemption and swap markets. In December, we retired $269 million of our higher coupon bonds ranging from 8 1/2% to 10 5/8%. These redemptions in the fourth quarter resulted in a one time charge of $31.9 million related to the write-offs of the unamortized debt issuance costs, premiums and discounts attributable to the early retirement of bond debt and the refinancing of our term B loan facility. Also, earlier in the year, we retired our San Juan acquisition loan and recorded a charge of $3.8 million in unamortized debt issuance cost and another $1.2 million charge in July when we retired the EPN Holding term loan. These non-recurring expenses totaled approximately $37 million for the full year 2003. We expect the net effect of these redemptions to result in approximately $24 million in gross annual interest savings in 2004 forward. Finally, in July, we executed a fixed for floating swap for $250 million of our 8.5 percent bonds maturing in 2011. This swap is accounted for as a fair value hedge with an effective rate of 5.32% at year end 2003. The end result of all of this activity was a fixed to floating mix of 49 percent fixed and 51 percent floating and a reduced weighted average cost of debt of approximately 6.1%.

Now, let’s look at the balance sheet.

We ended the year with approximately $1.8 billion in total debt, a decrease of approximately $100 million from year end 2002. Our equity balance at year end was approximately $1.25 billion, an increase of approximately $302 million over 2002. As a result of all of our capital financing activities during the year, we were successful in reducing our ratio of debt to total capitalization to approximately 59% down from approximately 67% at year end 2002. Our debt to EBITDA ratio improved to 4.2 times versus 4.9 times at year end 2002. Equally as important, we were successful in decreasing our weighted average cost of capital to approximately 8.3%, down from almost 10% at year end 2002.

With that, I would like to say a few words about our expected performance in 2004 and 2005.

Looking forward to 2004, we expect we will achieve EBITDA totaling between $460 and $470 million. This is a 13 to 15 percent year over year growth rate on our base business. While we see further improvement in the base business EBITDA from the San Juan and the Texas Pipelines, we expect our 2004 performance to be driven by the contributions from several of our growth projects. In the Natural Gas Pipelines and Plants segment we will see contributions from the Marco Polo and Phoenix gas pipelines which are expected to be on line at mid year and a full years’ impact of the Falcon Nest pipeline. Falcon’s volumes are also expected to increase later in the year with the addition of the Tomahawk and Raptor discoveries which are anticipated to begin producing in the third quarter. The Oil and NGL Logistics segment will benefit from the Marco Polo oil pipeline and the impact of the Front Runner project which is scheduled to receive production in the third quarter. The Platform Services segment will be positively impacted by incremental volumes flowing through both the Marco Polo and the Falcon Nest platforms. Finally, given that many of these projects are coming on line over the next two years, we believe that it is reasonable to expect 13% to 15% year over year growth rate in EBITDA for 2005 from these organic and projects.

The critical take away here is that this growth in 2004 and 2005 does not include any new acquisitions. This future growth is based solely on organic projects which are currently underway or where we have signed commitments to proceed.

With that I will turn it over to James Lytal who will provide a review of our commercial asset performance and update you on the status of our deepwater construction projects.

JAMES LYTAL, PRESIDENT, GULFTERRA ENERGY PARTNERS: Thank you, Bill.

I’m going to take a few minutes today to provide highlights on some of our core assets as well as provide an update on our organic growth projects. Hopefully, I can give you a good feel where the growth Bill talked about will come from over the next couple of years.

Slide #22 shows the diversity of the midstream services we provide as well as the location of our assets in relation to excellent supply basins such as the San Juan Basin, Permian Basin, South Texas, the Black Warrior Basin and the Deepwater Gulf of Mexico.

Slide #23 shows our San Juan Basin gathering assets which include over 6,000 miles of pipeline connected to almost 10,000 wells. Producers in the basin are maintaining a very active drilling program as seen from our 259 well connects in 2003. This is above our five year average of 242 wells connected per year. Our gathered volumes for 2003 averaged 1,227 thousand dekatherms per day. This is in line with our five year average of 1234 thousand dk per day and 2003 included a period of reduced volumes of approximately 100 thousand dk per day in the 1st quarter due to a compressor overhaul, so we expect to see a higher average volume in 2004.

A portion of our gathering fees are based on a percentage of the San Juan gas index. We have hedge approximately 75% of that exposure for 2004 at $4.23 per Dth. In 2003, we hedged a similar percentage of our exposure at $3.53 per Dth so we should see cash flow increases in 2004 from this higher hedge price.

We processed 665 thousand Dth per day at our Chaco processing plant in 2003. This is above our 5 year average of 641 thousand Dth per day. Under a substantial portion of our processing agreements, we receive a percentage of the liquids as a fee. We have hedged approximately 50% of our liquid exposure at $.45 to $.51 per gal for the first three quarters of 2004. Using the current NGL strip for our unhedged NGL’s, we should see an average NGL price in 2004 comparable to our 2003 prices.

We have begun the $43MM system expansions that we discussed at last February’s analyst meeting and have already seen a 20 thousand Dth volume uptick from modifications to existing field compression. We are behind the expansion schedule that we laid out last February as the engineering took longer than expected. Slide #24 shows the new schedule. The differences from the previous schedule are that we expected to have capacity of 80 MMcf/d in 2004 as opposed to the new capacity of 40 MMcf/d and we expected to have capacity of 130 MMcf/d by 2005 as opposed to 130 MMcf/d in 2006 in the new schedule. Once up and running at maximum volumes, we expect this system optimization to add approximately $20-$25MM of incremental EBITDA to the partnership.

Slide #25 shows our Texas Pipeline and its strategic location to major markets and supply basins. The asset was negatively impacted by $18MM in 2003 due to lost and unaccounted for gas expense and revaluations of payables under pipeline shipper imbalances. We believe we have dealt with these issues and if there is any impact in 2004 it should be minimal. This puts us significantly ahead of the curve already in comparing 2004 to 2003. Our average gross volume on the system for 2003 was 3.4 Bcf/d. Our transportation revenues in 2003, without the impact of gas loss and imbalance revaluation, increased approximately 6% from 2002. We were able to recontract 325 MMcf/d of capacity in 2003 for an average term of 3 years and were able to increase the fees by 20%. We also increased volumes from the prolific Barnett Shale play in North Texas to 400 MMcf/d. In 2004, we believe we can increase transportation revenues by recontracting 360 MMcf/d of capacity at increased transport and fuel rates. With the increase in Barnett Shale volumes, we will be pursuing an expansion of our North Texas pipeline. This 36” pipeline can access both Carthage and Waha and of the competitive alternatives for this additional supply, we believe an expansion of this system will be the most cost effective alternative. We also are working on an expansion opportunity to provide additional volumes to Mexico.

Slide #26 — Our Petal and Hattiesburg Storage facilities are strategically located in the Southeast with total combined capacity of 13.5 Bcf and connections to multiple pipeline outlets. In 2003, in addition to revenue generated from our firm contracts, we were able to generate interruptible revenues of $3.5 MM. The facilities are 100% subscribed on a firm basis and over 50% subscribed out to the year 2021. We have a FERC authority to expand the Petal facility by 8 Bcf. 1.8 Bcf would be through the conversion to gas of our existing brine well at our propane caverns. We are finalizing commitments for over 80% of the capacity and expect to move forward with this project with initial service in the 4th quarter 2004. We have announced a letter of intent with Southern Natural under which GulfTerra would build and sell Southern Natural a 5 Bcf cavern and an undivided interest in our Petal Pipeline. Southern Natural is currently holding an open season for the space and there appears to be considerable interest from their customers. The additional 1.2 Bcf of space would be developed by expanding an existing caveran.

Slide #27 — HIOS and East Breaks volumes have remained stable with even a slight increase comparing 4th 2003 to 4th 2002. We are seeing enough activity on the shelf that we believe we can keep these volumes stable for 2004. We also see opportunities in the future with what appear to be major discoveries in the deepwater south of the Diana/Hoover development. At Viosca Knoll, we initiated flows from the Medusa and Matterhorn developments and expect combined flow from these fields to ramp up to close to 100 Mmcf/d by mid year 2004. We also see drilling around platforms connected to Viosca Knoll that should add volumes in 2004. Our Phoenix Pipeline, which connects Kerr-McGee and Devon’s Red Hawk development to ANR has been installed. The Producers expect to install their Spar production facility in March and expect first flows in mid-2004. The producers expect to ramp up quickly to a flow rate of 120 MMcf/d and also expect to do additional drilling in the areas surrounding the spar.

Slide #28 — Volumes were down in 2003 on Poseidon average 127,000 BOPD. The future looks bright for Poseidon with the initiation of flows from Marco Polo in mid-2004 and Front Runner late in the 3rd quarter We also are finalizing a commitment of a shelf based field which should add 15,000 BOPD in 2005. Poseidon should also have the potential of moving undedicated barrels from the Caesar Pipeline. With these new additions, we expect a 60% increase in volumes on Poseidon by 2005 as compared to 2003 average volumes.

Slide #29 — This cartoon depicts Pioneer’s subsea wells in the Falcon corridor connected to our new platform and pipeline. Our platform and pipeline were installed ahead of schedule and first production began in March 2003. Pioneer connected their Harrier Field to our platform in January 2004 which increased volumes to their current level of 270 MMcf/d. Pioneer’s Rapter and Tomahawk fields are planned to be connected in the 3rd quarter of 2003 at which time volumes on the platform are expected to increase to a rate of up to 350 MMcf/d. Pioneer also plans `additional exploration on their significant acreage position in the area. On Slide #30, you see the location of our Marco Polo platform and oil and gas pipelines. The installation of the platform was completed on January 12, 2004. It was originally scheduled to be installed in October 2003, but was delayed due to the late arrival of the installation contractor and weather conditions once the contractor was on location. We have handed over the TLP to Anadarko and they are currently installing their completion rig. The oil and gas pipelines have been installed and we expect first production from Marco Polo in mid 2004. On Slide 31, you see all the activity in the area of the Marco Polo platform. Anadarko has indicated they expect Maro Polo to ramp up to 50,000 BOPD by year end 2004, and that K-2 and Green Canyon Block 518 will be subsea connected to the Marco Polo platform. First flows from these subsea connected fields should be mid year 2005 with ramp up to full rate by the end of the year. These additional volumes will also be beneficial to our downstream oil and gas pipelines. There are also producers in the area that plan to drill for gas and we believe Marco Polo will be the best option for tieback. We have some pictures of the Marco Polo platform. Slide #32 shows the Marco Polo hull near Corpus Christi. You can see the Marco Polo deck in the background. Slide #33 shows the installation barge lifting the deck and Slide #34 shows the platform installed with the installation barge on location.

Slide #35 shows our Cameron Highway Pipeline. On the construction side, the SS332 B and High Island platform jackets have been installed as well as the bifurcated 88 miles of offshore 24” pipeline. The Right of Way has been purchased for the onshore pipeline and construction is in progress to connect to the Beaumont/Port Arthur facilities and Texas City facilities. We are currently installing the offshore 30 inch pipeline and are 36% complete. We expect to be completed with the installation in the 3rd quarter of 2004 and expect first flows in the 4th quarter of 04.

This map shows on Slide #36 shows you the significant number of discoveries in the deepwater in relation to the Cameron Highway pipeline. For reference, GulfTerra has ownership in the green pipelines, third parties own the white pipelines and the red pipeline is our Marco Polo gas pipeline. Cameron Highway received life of reserves commitments from BP, BHP, and Unocal of their production from Holstein, Mad Dog, and Atlantis. We believe these fields combined contain 1 billion barrels. Of the discoveries you see on the map, Tahiti, Shenzi, and Neptune have been announced as potentially significant discoveries. The total capacity of the gathering pipelines from the deepwater to our SS332 platform is approximately 1 million barrels per day. We believe that puts Cameron Highway as well as our Poseidon system in an excellent position to access supplies from this prolific deepwater area. We also believe that with the number of discoveries, we may have the opportunity to build new oil gathering pipelines into the area. We have some pictures of the Cameron Highway installation. On page 37 is a picture of Allseas installation vessel called the Solitaire which is laying the 30” pipeline. On page 38 is a picture of a directional drill in Galveston Bay under the Texas City Dike and Ship Channel.

Side #39 — shows the deepwater discoveries awaiting development. You can see we are well positioned to offer our services on these developments. We are currently in discussions with producers on over $700 MM of new projects in the deepwater. We are proud of our accomplishments to date and strongly believe we can continue our growth in the Gulf of Mexico.

With that I will turn it over to the operator for questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, please press the numbers one followed by four on your touch-tone telephone at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. Questions will be taken in the order that they are received. And we do ask that while posing your question you please pick up your handset to ensure proper sound quality. Once again, if you do have a question at this time, please press the numbers one followed four on your touch-tone telephone. Please hold the line while we poll for questions.

Once again, if you do have a question at this time, please press the numbers one followed by four on your touch-tone telephone.

Gentlemen, there appear to be no questions at this time.

DREW COZBY: Well, Stephanie , thank you all for joining us for the fourth-quarter earnings call. This wraps up Gulfterra’s fourth-quarter earnings call and we look forward to talking to you at our next quarter regularly scheduled earnings call. Thank you.

OPERATOR: Thank you for your participation. That does conclude this afternoon’s teleconference. You may disconnect your lines at this time, and have a great day. Thank you.

END

GULFTERRA ENERGY PARTNERS, L.P.
PRELIMINARY CONSOLIDATED NET INCOME
($ In millions, except per unit data)
(Unaudited)

	2003				2002				Year-to-date
	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Operating Revenues (a)	$230.1	$236.9	$213.4	$190.6	$61.6	$120.5	$122.2	$153.0	$871.0	$457.3

Operating Expenses
Cost of Natural Gas, Oil and Other Products (a)	90.8	85.3	63.8	46.8	12.2	27.3	27.7	41.5	286.7	108.7
Operation and Maintenance	40.6	48.6	51.3	49.2	14.5	29.3	32.8	38.6	189.7	115.2
Depreciation, Depletion and Amortization	23.7	24.8	25.2	25.1	12.5	18.1	19.3	22.2	98.8	72.1
(Gain)/Loss on Sale of Long-lived Assets	(0.1)	0.4	(19.0)	—	(0.3)	—	0.4	0.4	(18.7)	0.5

Total Operating Expenses	155.0	159.1	121.3	121.1	38.9	74.7	80.2	102.7	556.5	296.5

Operating Income	75.1	77.8	92.1	69.5	22.7	45.8	42.0	50.3	314.5	160.8
Earnings from Unconsolidated Affiliates	3.3	3.0	3.2	1.9	3.3	4.0	3.2	3.1	11.4	13.6
Minority Interest Income (Expense)	—	(0.1)	(0.9)	0.1	—	—	—	—	(0.9)	—
Other	0.3	0.5	0.2	0.2	0.5	0.4	0.3	0.4	1.2	1.6
Interest and Debt Expense	(34.4)	(31.9)	(33.2)	(28.4)	(11.8)	(21.5)	(22.1)	(25.6)	(127.9)	(81.0)
Loss due to write-off of debt issuance costs	(3.8)	—	(1.2)	(7.6)	—	—	—	(2.4)	(12.6)	(2.4)
Loss due to early redemptions of debt	—	—	—	(24.3)	—	—	—	—	(24.3)	—
Income from Discontinued Operations (b)	—	—	—	—	4.4	—	0.5	0.2	—	5.1
Cumulative Effect of Accounting Change (c)	1.7	—	—	—	—	—	—	—	1.7	—

Net Income	$42.2	$49.3	$60.2	$11.4	$19.1	$28.7	$23.9	$26.0	$163.1	$97.7

Allocation of Net Income
Series B Unitholders	$3.9	$3.9	$4.0	$—	$3.6	$3.6	$3.7	$3.8	$11.8	$14.7
General Partner	14.9	15.8	18.1	20.7	8.7	10.8	10.8	11.8	69.4	42.1
Common Unitholders	18.8	24.2	31.3	(7.8)	6.8	14.3	9.4	8.9	66.5	39.4
Series C Unitholders (d)	4.6	5.4	6.8	(1.5)	—	—	—	1.5	15.4	1.5

Net Income	$42.2	$49.3	$60.2	$11.4	$19.1	$28.7	$23.9	$26.0	$163.1	$97.7

Basic Net Income per Common Unit	$0.43	$0.50	$0.63	$(0.14)	$0.17	$0.33	$0.21	$0.20	$1.33	$0.92

Diluted Net Income per Common Unit	$0.43	$0.50	$0.62	$(0.13)	$0.17	$0.33	$0.21	$0.20	$1.32	$0.92

Basic Weighted Average Number of Common Units Outstanding	44.1	48.0	50.1	57.6	39.9	42.8	44.1	44.1	50.0	42.8

Diluted Weighted Average Number of Common Units Outstanding	44.1	48.5	50.4	57.9	39.9	42.8	44.1	44.1	50.2	42.8

(a)	See Page 1-1

(b)	Represents income from the Prince TLP and the 9% overriding royalty interest in the Prince Field that was sold to a subsidiary of El Paso Corporation in April 2002.

(c)	Due to the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations

(d)	Net income was allocated to the Series C Unitholders on the same proportionate basis as to the Common Unitholders.

GULFTERRA ENERGY PARTNERS, L.P.
Income Statement footnote

Since November 2002 when we acquired the Typhoon Oil Pipeline, we have recognized revenue attributable to it using the “gross” method, which means we record as “revenues” all oil that we purchase from our customers at an index price less an amount that compensates us for our service and we record as “cost of oil” that same oil which we resell to those customers at the index price. We believe that a “net” presentation is more appropriate than a “gross” presentation and is consistent with how we evaluate the performance of the Typhoon Oil Pipeline. Based on our review of the accounting literature, we believe that generally accepted accounting principles permit us to use the “net” method, and accordingly we have presented the results of Typhoon Oil “net” for all periods. This change does not affect operating income or net income.

The following table presents revenues and cost of natural gas, oil and other products under the gross method:

	2003				2002				Year-to-date
	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Operating Revenues	$278.9	$310.1	$283.7	$278.9	$61.6	$120.5	$122.2	$163.6	$1,151.6	$467.9

Operating Expenses
Cost of Natural Gas, Oil and Other Products	139.6	158.5	134.1	135.1	12.2	27.3	27.7	52.1	567.3	119.3
Operation and Maintenance	40.6	48.6	51.3	49.2	14.5	29.3	32.8	38.6	189.7	115.2
Depreciation, Depletion and Amortization	23.7	24.8	25.2	25.1	12.5	18.1	19.3	22.2	98.8	72.1
(Gain)/Loss on Sale of Long-lived Assets	(0.1)	0.4	(19.0)	—	(0.3)	—	0.4	0.4	(18.7)	0.5

Total Operating Expenses	203.8	232.3	191.6	209.4	38.9	74.7	80.2	113.3	837.1	307.1

Operating Income	$75.1	$77.8	$92.1	$69.5	$22.7	$45.8	$42.0	$50.3	$314.5	$160.8

1-1

GULFTERRA ENERGY PARTNERS, L.P.
SELECTED SEGMENT INFORMATION
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Revenue from External Customers
Natural Gas Pipelines and Plants	$197.2	$199.5	$180.9	$157.1	$40.4	$95.2	$96.2	$125.7	$734.7	$357.5
Oil and NGL Logistics	12.0	15.9	12.7	12.7	8.8	9.8	9.5	9.6	53.3	37.7
Natural Gas Storage	11.6	10.9	10.2	11.6	4.4	5.5	8.6	10.1	44.3	28.6
Platform Services	4.4	6.1	5.2	5.2	4.5	5.2	3.6	3.5	20.9	16.8
Other, Net	4.9	4.5	4.4	4.0	3.5	4.8	4.3	4.1	17.8	16.7

Consolidated Revenue	$230.1	$236.9	$213.4	$190.6	$61.6	$120.5	$122.2	$153.0	$871.0	$457.3

Depreciation, Depletion, and Amortization
Natural Gas Pipelines and Plants	$16.5	$17.1	$17.2	$17.9	$6.5	$12.2	$12.3	$13.5	$68.7	$44.5
Oil and NGL Logistics	2.2	2.2	2.5	1.7	1.4	1.7	1.4	2.0	8.6	6.5
Natural Gas Storage	3.0	2.9	2.9	2.9	1.4	1.4	2.8	2.9	11.7	8.5
Platform Services	1.2	1.4	1.4	1.3	1.1	1.0	1.0	1.1	5.3	4.2
Other, Net	0.8	1.2	1.2	1.3	2.1	1.8	1.8	2.7	4.5	8.4

Consolidated Depreciation, Depletion, and Amortization	$23.7	$24.8	$25.2	$25.1	$12.5	$18.1	$19.3	$22.2	$98.8	$72.1

Operating Income (Loss)
Natural Gas Pipelines and Plants	$60.4	$60.2	$61.7	$56.3	$13.6	$34.9	$31.2	$41.3	$238.6	$121.0
Oil and NGL Logistics	5.4	8.2	22.1	6.1	4.8	5.7	5.9	4.7	41.8	21.1
Natural Gas Storage	4.0	5.2	4.6	4.1	1.3	0.7	2.6	3.5	17.9	8.1
Platform Services	3.0	4.9	3.5	3.5	6.1	6.4	3.1	3.3	14.9	18.9
Other, Net	2.3	(0.7)	0.2	(0.5)	(3.1)	(1.9)	(0.8)	(2.5)	1.3	(8.3)

Consolidated Operating Income	$75.1	$77.8	$92.1	$69.5	$22.7	$45.8	$42.0	$50.3	$314.5	$160.8

Consolidated EBITDA
Natural Gas Pipelines and Plants	$77.8	$78.4	$80.0	$75.0	$20.2	$47.1	$44.5	$55.4	$311.2	$167.2
Oil and NGL Logistics	11.6	12.9	26.8	7.8	10.7	12.1	11.2	9.4	59.1	43.4
Natural Gas Storage	7.0	8.1	7.5	7.0	2.7	2.1	5.4	6.4	29.6	16.6
Platform Services	4.2	6.3	4.9	4.8	12.8	7.5	4.6	4.4	20.2	29.3

Segment Performance Earnings Subtotal	100.6	105.7	119.2	94.6	46.4	68.8	65.7	75.6	420.1	256.5

Other, Net	5.3	3.0	3.6	3.1	2.1	2.2	3.2	2.8	15.0	10.3

Consolidated EBITDA	$105.9	$108.7	$122.8	$97.7	$48.5	$71.0	$68.9	$78.4	$435.1	$266.8

GULFTERRA ENERGY PARTNERS, L.P.
EBITDA RECONCILIATION
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Net Income	$42.2	$49.3	$60.2	$11.4	$19.1	$28.7	$23.9	$26.0	$163.1	$97.7
Plus: Interest and Debt Expense	34.4	31.9	33.2	28.4	11.8	21.5	22.1	25.6	127.9	81.0
Loss due to write-off of debt issuance costs	3.8	—	1.2	7.6	—	—	—	2.4	12.6	2.4
Loss due to early redemption of debt	—	—	—	24.3	—	—	—	—	24.3	—
Less: Income from discontinued operations	—	—	—	—	(4.4)	—	(0.5)	(0.2)	—	(5.1)
Less: Cumulative effect of accounting change	(1.7)	—	—	—	—	—	—	—	(1.7)	—
Earnings excluding Interest and Debt Expense	78.7	81.2	94.6	71.7	26.5	50.2	45.5	53.8	326.2	176.0
Plus: Depreciation, Depletion and Amortization	23.7	24.8	25.2	25.1	12.5	18.1	19.3	22.2	98.8	72.1
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	1.5	0.5	—	(1.2)	1.2	0.7	0.7	1.6	0.8	4.2
Minority Interest Expense	—	0.1	0.9	(0.1)	—	—	—	—	0.9	—
Net Cash Payment received from El Paso Corporation	2.0	2.1	2.1	2.2	1.9	1.9	1.9	2.0	8.4	7.7
Discontinued operations of Prince facilities	—	—	—	—	6.4	0.1	0.5	0.2	—	7.2
Non-cash hedge (gain)/loss	—	—	—	—	—	—	1.0	(1.4)	—	(0.4)

Consolidated EBITDA	$105.9	$108.7	$122.8	$97.7	$48.5	$71.0	$68.9	$78.4	$435.1	$266.8

VOLUME SUMMARY

	2003				2002				Year-to-Date
	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Natural Gas Pipelines and Plants (Mdth/d)	7,599	7,830	7,750	7,564	2,430	6,254	5,971	6,501	7,685	5,302
Oil and NGL Logistics (Bbl/d)	275,800	276,123	243,208	248,718	231,740	240,184	219,449	214,308	260,840	226,353
Platform Gas Processing (Mdth/d)	183	319	302	281	165	165	140	138	271	152
Platform Oil Processing (Bbl/d)	3,963	4,762	4,983	4,682	4,865	5,356	4,782	3,954	4,601	4,736
Oil and Natural Gas Production
Oil Production (Bbls/d)	631	680	692	653	1,247	829	761	657	664	874
Realized Oil Price ($/Bbl)	$34.46	$28.72	$32.68	$29.56	$16.94	$26.24	$27.62	$26.74	$31.31	$23.36
Natural Gas Production (Mdth/d)	5	5	4	5	12	10	8	7	5	9
Realized Natural Gas Price ($/MMbtu)	$6.32	$5.29	$5.18	$4.66	$2.17	$3.24	$3.03	$4.31	$5.36	$3.04

NATURAL GAS PIPELINES AND PLANTS
(Excludes Intrasegment Transactions)
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
EBITDA	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Revenues from External Customers	$197.2	$199.5	$180.9	$157.1	$40.4	$95.2	$96.2	$125.7	$734.7	$357.5
Intersegment Revenue	—	—	—	0.1	—	—	—	—	0.1	—

Natural Gas Pipeline and Plants Revenue	197.2	199.5	180.9	157.2	40.4	95.2	96.2	125.7	734.8	357.5

Cost of Natural Gas	89.2	85.4	64.2	45.4	12.2	27.3	27.7	41.5	284.2	108.7
Intersegment Cost of Natural Gas	0.6	0.7	0.4	0.6	—	—	—	—	2.3	—

Total Gross Margin	107.4	113.4	116.3	111.2	28.2	67.9	68.5	84.2	448.3	248.8

Operating Expenses
Operation and Maintenance	30.6	35.7	37.4	37.0	8.4	20.8	24.6	29.0	140.7	82.8
Depreciation, Depletion and Amortization	16.5	17.1	17.2	17.9	6.5	12.2	12.3	13.5	68.7	44.5
(Gain)/Loss on Sale of Long-lived Assets	(0.1)	0.4	—	—	(0.3)	—	0.4	0.4	0.3	0.5

Total Operating Expenses	47.0	53.2	54.6	54.9	14.6	33.0	37.3	42.9	209.7	127.8

Operating Income	60.4	60.2	61.7	56.3	13.6	34.9	31.2	41.3	238.6	121.0
Earnings from Unconsolidated Affiliates	0.6	0.6	0.5	0.7	—	—	—	0.2	2.4	0.2
Minority Interest Expense	—	(0.1)	—	0.1	—	—	—	—	—	—
Other	0.1	0.1	0.1	0.1	0.1	—	—	—	0.4	0.1

Subtotal	61.1	60.8	62.3	57.2	13.7	34.9	31.2	41.5	241.4	121.3

Plus: Depreciation, Depletion, and Amortization	16.5	17.1	17.2	17.9	6.5	12.2	12.3	13.5	68.7	44.5
Minority Interest Expense	—	0.1	—	(0.1)	—	—	—	—	—	—
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	0.2	0.4	0.5	—	—	—	—	1.8	1.1	1.8
Non-cash Hedge (Gain)/Loss	—	—	—	—	—	—	1.0	(1.4)	—	(0.4)

EBITDA	$77.8	$78.4	$80.0	$75.0	$20.2	$47.1	$44.5	$55.4	$311.2	$167.2

Volumes (Mdth/d)
Texas Intrastate	3,352	3,407	3,402	3,163	—	3,440	3,235	3,216	3,331	2,484
San Juan Gathering	1,130	1,241	1,263	1,270	—	—	—	478	1,227	120
Permian Gathering	320	355	306	301	38	351	320	327	320	261
HIOS	751	707	643	732	831	724	696	712	708	740
Viosca Knoll Gathering	688	672	704	618	533	591	583	554	670	565
Processing Plants	810	781	794	791	619	787	746	779	794	733
Other	548	667	638	689	409	361	391	435	635	399

Total	7,599	7,830	7,750	7,564	2,430	6,254	5,971	6,501	7,685	5,302

OIL AND NGL LOGISTICS
(Excludes Intrasegment Transactions)
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
EBITDA	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Oil and NGL Logistics Revenue (a)	$12.0	$15.9	$12.7	$12.7	$8.8	$9.8	$9.5	$9.6	$53.3	$37.7

Total Oil and NGL Logistics Revenue (Margin)	12.0	15.9	12.7	12.7	8.8	9.8	9.5	9.6	53.3	37.7

Operating Expenses
Operation and Maintenance	4.4	5.5	7.1	4.9	2.6	2.4	2.2	2.9	21.9	10.1
Depreciation, Depletion and Amortization	2.2	2.2	2.5	1.7	1.4	1.7	1.4	2.0	8.6	6.5
(Gain)/Loss on Sale of Long-lived Assets	—	—	(19.0)	—	—	—	—	—	(19.0)	—

Total Operating Expenses	6.6	7.7	(9.4)	6.6	4.0	4.1	3.6	4.9	11.5	16.6

Operating Income	5.4	8.2	22.1	6.1	4.8	5.7	5.9	4.7	41.8	21.1
Earnings from Unconsolidated Affiliates	2.7	2.4	1.8	1.2	3.3	4.0	3.2	2.9	8.1	13.4

Subtotal	8.1	10.6	23.9	7.3	8.1	9.7	9.1	7.6	49.9	34.5

Plus: Depreciation, Depletion, and Amortization	2.2	2.2	2.5	1.7	1.4	1.7	1.4	2.0	8.6	6.5
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	1.3	0.1	0.4	(1.2)	1.2	0.7	0.7	(0.2)	0.6	2.4

EBITDA	$11.6	$12.9	$26.8	$7.8	$10.7	$12.1	$11.2	$9.4	$59.1	$43.4

Volumes (Bbls/d)
Texas NGL Fractionation	67,036	58,770	52,159	59,546	70,837	76,067	70,597	65,507	59,337	70,737
Allegheny Oil Pipeline	17,491	14,053	12,017	23,169	18,226	17,096	17,395	17,571	16,685	17,570
Typhoon Oil Pipeline	18,517	31,238	27,868	35,148	—	—	—	4,806	28,238	1,211
Texas NGL Systems	18,958	37,311	34,609	26,445	—	—	—	4,695	29,366	1,183
Unconsolidated Affiliate
Poseidon Oil Pipeline	153,798	134,751	116,555	104,410	142,677	147,021	131,457	121,729	127,214	135,652

Total	275,800	276,123	243,208	248,718	231,740	240,184	219,449	214,308	260,840	226,353

(a)	Refer to Page 1-1 for a discussion on the Typhoon Oil Pipeline. The following table presents Oil and NGL logistics segment revenues and cost of natural gas, oil and other products under the gross method:

	2003				2002				Year-to-Date
	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Oil and NGL Logistics Revenue	$60.8	$89.1	$83.0	$101.0	$8.8	$9.8	$9.5	$20.2	$333.9	$48.3
Cost of Natural Gas, Oil and Other Products	48.8	73.2	70.3	88.3	—	—	—	10.6	280.6	10.6

Total Margin	$12.0	$15.9	$12.7	$12.7	$8.8	$9.8	$9.5	$9.6	$53.3	$37.7

NATURAL GAS STORAGE
(Excludes Intrasegment Transactions)
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
EBITDA	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Revenues from External Customers	$11.6	$10.9	$10.2	$11.6	$4.4	$5.5	$8.6	$10.1	$44.3	$28.6
Intersegment Revenue	0.1	0.2	—	—	—	—	—	—	0.3	—
Cost of Natural Gas	1.6	(0.1)	(0.4)	1.4	—	—	—	—	2.5	—

Total Gross Margin	10.1	11.2	10.6	10.2	4.4	5.5	8.6	10.1	42.1	28.6

Operating Expenses
Operation and Maintenance	3.1	3.1	3.1	3.2	1.7	3.4	3.2	3.7	12.5	12.0
Depreciation, Depletion and Amortization	3.0	2.9	2.9	2.9	1.4	1.4	2.8	2.9	11.7	8.5

Total Operating Expenses	6.1	6.0	6.0	6.1	3.1	4.8	6.0	6.6	24.2	20.5

Operating Income	4.0	5.2	4.6	4.1	1.3	0.7	2.6	3.5	17.9	8.1
Earnings from Unconsolidated Affiliates	—	—	0.9	—	—	—	—	—	0.9	—
Minority Interest Expense	—	—	(0.9)	—	—	—	—	—	(0.9)	—

Subtotal	4.0	5.2	4.6	4.1	1.3	0.7	2.6	3.5	17.9	8.1

Plus: Depreciation, Depletion, and Amortization	3.0	2.9	2.9	2.9	1.4	1.4	2.8	2.9	11.7	8.5
Minority Interest Expense	—	—	0.9	—	—	—	—	—	0.9	—
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	—	—	(0.9)	—	—	—	—	—	(0.9)	—

EBITDA	$7.0	$8.1	$7.5	$7.0	$2.7	$2.1	$5.4	$6.4	$29.6	$16.6

PLATFORM SERVICES
(Excludes Intrasegment Transactions)
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
EBITDA	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Revenue from External Customers	$4.4	$6.1	$5.2	$5.2	$4.5	$5.2	$3.6	$3.5	$20.9	$16.8
Intersegment Revenue	0.6	0.8	0.6	0.6	3.1	3.2	1.6	1.6	2.6	9.5

Platform Services Revenue	5.0	6.9	5.8	5.8	7.6	8.4	5.2	5.1	23.5	26.3

Operating Expenses
Operation and Maintenance	0.8	0.6	0.9	1.0	0.4	1.0	1.1	0.7	3.3	3.2
Depreciation, Depletion and Amortization	1.2	1.4	1.4	1.3	1.1	1.0	1.0	1.1	5.3	4.2

Total Operating Expenses	2.0	2.0	2.3	2.3	1.5	2.0	2.1	1.8	8.6	7.4

Operating Income	3.0	4.9	3.5	3.5	6.1	6.4	3.1	3.3	14.9	18.9
Plus: Depreciation, Depletion, and Amortization	1.2	1.4	1.4	1.3	1.1	1.0	1.0	1.1	5.3	4.2
EBITDA from Discontinued Operations of Prince Facilities	—	—	—	—	5.6	0.1	0.5	—	—	6.2

EBITDA	$4.2	$6.3	$4.9	$4.8	$12.8	$7.5	$4.6	$4.4	$20.2	$29.3

Natural Gas Platform Volumes (Mdth/d)
East Cameron 373 Platform	120	104	107	102	150	134	119	119	108	131
Garden Banks 72 Platform	27	20	6	7	6	22	12	12	15	13
Viosca Knoll 817 Platform	6	5	5	5	9	9	9	7	5	9
Falcon Platform	30	190	184	167	—	—	—	—	143	—

Total Natural Gas Platform Volumes	183	319	302	281	165	165	140	138	271	152

Oil Platform Volumes (Bbl/d)
East Cameron 373 Platform	821	920	1,111	1,056	1,728	1,989	1,576	1,123	978	1,602
Garden Banks 72 Platform	1,031	1,102	1,032	907	1,062	1,295	1,036	891	1,018	1,070
Viosca Knoll 817 Platform	1,990	2,020	2,141	2,083	2,075	2,072	2,170	1,940	2,059	2,064
Falcon Platform	121	720	699	636	—	—	—	—	546	—

Total Oil Platform Volumes	3,963	4,762	4,983	4,682	4,865	5,356	4,782	3,954	4,601	4,736

OTHER, NET
(Excludes Intrasegment Transactions)
($ In millions)
(Unaudited)

	2003				2002				Year-to-Date
Other, Net	First	Second	Third	Fourth	First	Second	Third	Fourth	2003	2002
Revenue from External Customers	$4.9	$4.5	$4.4	$4.0	$3.5	$4.8	$4.3	$4.1	$17.8	$16.7
Intersegment Revenue	(0.7)	(1.0)	(0.6)	(0.7)	(3.1)	(3.2)	(1.6)	(1.6)	(3.0)	(9.5)
Intersegment Cost of Natural Gas	(0.6)	(0.7)	(0.4)	(0.6)	—	—	—	—	(2.3)	—

Total Gross Margin	4.8	4.2	4.2	3.9	0.4	1.6	2.7	2.5	17.1	7.2

Operating Expenses
Operation and Maintenance	1.7	3.7	2.8	3.1	1.4	1.7	1.7	2.3	11.3	7.1
Depreciation, Depletion and Amortization	0.8	1.2	1.2	1.3	2.1	1.8	1.8	2.7	4.5	8.4

Total Operating Expenses	2.5	4.9	4.0	4.4	3.5	3.5	3.5	5.0	15.8	15.5

Operating Income	2.3	(0.7)	0.2	(0.5)	(3.1)	(1.9)	(0.8)	(2.5)	1.3	(8.3)
Other	0.2	0.4	0.1	0.1	0.4	0.4	0.3	0.4	0.8	1.5

Subtotal	2.5	(0.3)	0.3	(0.4)	(2.7)	(1.5)	(0.5)	(2.1)	2.1	(6.8)

Plus: Depreciation, Depletion, and Amortization	0.8	1.2	1.2	1.3	2.1	1.8	1.8	2.7	4.5	8.4
EBITDA from Discontinued Operations of Prince	—	—	—	—	0.8	—	—	0.2	—	1.0
Net Cash Payments Received from El Paso Corporation	2.0	2.1	2.1	2.2	1.9	1.9	1.9	2.0	8.4	7.7

Other, Net	$5.3	$3.0	$3.6	$3.1	$2.1	$2.2	$3.2	$2.8	$15.0	$10.3

Oil and Natural Gas Production
Oil Production (Bbls/d)	631	680	692	653	1,247	829	761	657	664	874
Realized Oil Price ($/Bbl)	$34.46	$28.72	$32.68	$29.56	$16.94	$26.24	$27.62	$26.74	$31.31	$23.36
Natural Gas Production (Mdth/d)	5	5	4	5	12	10	8	7	5	9
Realized Natural Gas Price ($/MMbtu)	$6.32	$5.29	$5.18	$4.66	$2.17	$3.24	$3.03	$4.31	$5.36	$3.04

GULFTERRA ENERGY PARTNERS, L.P.
PRELIMINARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions; except per unit amounts)
(Unaudited)

	Quarter Ended		Year Ended
	December 31,		December 31,
	2003	2002	2003	2002
Operating revenue (a)	$190.6	$153.0	$871.0	$457.3

Operating expense
Cost of natural gas, oil and other products (a)	46.8	41.5	286.7	108.7
Operation and maintenance	49.2	38.6	189.7	115.2
Depreciation, depletion and amortization	25.1	22.2	98.8	72.1
(Gain)/loss on sale of long-lived assets	—	0.4	(18.7)	0.5

	121.1	102.7	556.5	296.5

Operating income	69.5	50.3	314.5	160.8
Other income (loss)
Earnings from unconsolidated affiliates	1.9	3.1	11.4	13.6
Minority interest	0.1	—	(0.9)	—
Other income	0.2	0.4	1.2	1.6
Interest and debt expense	(28.4)	(25.6)	(127.9)	(81.0)
Loss due to early redemptions of debt	(24.3)	—	(24.3)	—
Loss due to write-off of debt issuance costs, premiums and discounts	(7.6)	(2.4)	(12.6)	(2.4)

Income from continuing operations	11.4	25.8	161.4	92.6
Discontinued operations	—	0.2	—	5.1
Cumulative effect of accounting change	—	—	1.7	—

Net income	$11.4	$26.0	$163.1	$97.7

Net income allocation
Series B unitholders	$—	$3.8	$11.8	$14.7

General partner
Continuing operations	$20.7	$11.8	$69.4	$42.1
Discontinued operations	—	—	—	—
Cumulative effect of accounting change	—	—	—	—

	$20.7	$11.8	$69.4	$42.1

Common unitholders
Continuing operations	$(7.8)	$8.7	$65.2	$34.3
Discontinued operations	—	0.2	—	5.1
Cumulative effect of accounting change	—	—	$1.3	—

	$(7.8)	$8.9	$66.5	$39.4

Series C unitholders (b)
Continuing operations	$(1.5)	$1.5	$15.1	$1.5
Cumulative effect of accounting change	—	—	$0.3	—

	$(1.5)	$1.5	$15.4	$1.5

Basic net income per common unit
Income from continuing operations	$(0.14)	$0.20	$1.30	$0.80
Discontinued operations	—	—	—	0.12
Cumulative effect of accounting change	—	—	0.03	—

Net income	$(0.14)	$0.20	$1.33	$0.92

Diluted net income per common unit
Income from continuing operations	$(0.13)	$0.20	$1.30	$0.80
Discontinued operations	—	—	—	0.12
Cumulative effect of accounting change	—	—	0.02	—

Net income	$(0.13)	$0.20	$1.32	$0.92

Basic average number of common units outstanding	57.6	44.1	50.0	42.8

Diluted average number of common units outstanding	57.9	44.1	50.2	42.8

Distributions declared per common unit	$0.710	$0.675	$2.76	$2.60

(a)	Since November 2002 when we acquired the Typhoon Oil Pipeline, we have recognized revenue attributable to it using the “gross” method, which means we record as “revenues” all oil that we purchase from our customers at an index price less an amount that compensates us for our service and we record as “cost of oil” that same oil which we resell to those customers at the index price. We believe that a “net” presentation is more appropriate than a “gross” presentation and is consistent with how we evaluate the performance of the Typhoon Oil Pipeline. Based on our review of the accounting literature, we believe that generally accepted accounting principles permit us to use the “net” method, and accordingly we have presented the results of Typhoon Oil “net” for all periods. This change does not affect operating income or net income.

Using the gross method, fourth quarter and year ended 2003 revenues would have been $278.9 million and $1,151.6 million; cost of oil would have been $135.1 million and $567.3 million. Fourth quarter and year ended 2002 revenues would have been $163.6 million and $467.9 million; cost of oil would have been $52.1 million and $119.3 million.

(b)	Net income is allocated to the Series C units on an equal basis as the common units.

GULFTERRA ENERGY PARTNERS, L.P.
PRELIMINARY SUMMARIZED BALANCE SHEET INFORMATION
(In millions)
(Unaudited)

	December 31,	December 31,
	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$30.4	$36.1
Accounts and notes receivable, net	175.1	240.4
Other	20.6	3.5

Total current assets	226.1	280.0
Property, plant and equipment, net	2,880.9	2,724.9
Investments in unconsolidated affiliates	158.6	78.9
Other noncurrent assets	42.4	47.1

Total assets	$3,308.0	$3,130.9

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$168.1	$212.9
Current maturities of long term debt	3.0	5.0
Other	38.3	36.2

Total current liabilities	209.4	254.1
Credit facilities	679.0	1,043.5
Long-term debt	1,129.8	857.8
Other noncurrent liabilities	35.4	23.7

Total liabilities	2,053.6	2,179.1

Minority interest	1.8	1.9
Partners’ capital	1,252.6	949.9

Total liabilities and partners’ capital	$3,308.0	$3,130.9

GULFTERRA ENERGY PARTNERS, L.P.
PRELIMINARY SUMMARIZED CASH FLOWS INFORMATION
(In millions)
(Unaudited)

	Year Ended
	December 31,
	2003	2002
Cash flows from operating activities
Net income	$163.1	$97.7
Cumulative effect of accounting change	(1.7)	—
Income from discontinued operations	—	(5.1)
Adjustments to reconcile net income to net cash provided by operating activities	104.4	88.1
Working and non-working capital changes	3.6	(9.9)

Net cash provided by continuing operations	269.4	170.8
Net cash provided by discontinued operations	—	5.2

Net cash provided by operating activities	269.4	176.0

Cash flows from investing activities
Net cash used in investing activities of continuing operations	(288.5)	(1,401.9)
Net cash provided by investing activities of discontinued operations	—	186.5

Net cash used in investing activities	(288.5)	(1,215.4)

Cash flows from financing activities
Net cash provided by financing activities of continuing operations	13.4	1,062.4
Net cash used in financing activities of discontinued operations	—	—

Net cash provided by financing activities	13.4	1,062.4

Increase (decrease) in cash and cash equivalents	(5.7)	23.0
Cash and cash equivalents at beginning of period	36.1	13.1

Cash and cash equivalents at end of period	$30.4	$36.1

GULFTERRA ENERGY PARTNERS, L.P.
RECONCILIATION OF EBITDA TO NET INCOME
(In millions)
(Unaudited)

Quarter Ended December 31, 2003

	Natural Gas		Natural
	Pipelines and	Oil and NGL	Gas	Platform
	Plants	Logistics	Storage	Services	Other	Total
Net Income						$11.4
Plus: Interest and debt expense						28.4
Loss due to write-off of debt issuance costs						7.6
Loss due to early redemptions of debt						24.3
Earnings excluding interest and debt expense	$57.2	$7.3	$4.1	$3.5	$(0.4)	71.7
Plus: Depreciation, Depletion and Amortization	17.9	1.7	2.9	1.3	1.3	25.1
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	—	(1.2)	—	—	—	(1.2)
Minority interest expense	(0.1)	—	—	—	—	(0.1)
Net cash payment received from El Paso Corporation	—	—	—	—	2.2	2.2

EBITDA	$75.0	$7.8	$7.0	$4.8	$3.1	$97.7

Quarter Ended December 31, 2002

	Natural Gas		Natural
	Pipelines and	Oil and NGL	Gas	Platform
	Plants	Logistics	Storage	Services	Other	Total
Net Income						$26.0
Plus: Interest and debt expense						25.6
Loss due to write-off of debt issuance costs						2.4
Less: Income from discontinued operations						(0.2)
Earnings excluding interest and debt expense	$41.5	$7.6	$3.5	$3.3	$(2.1)	53.8
Plus: Depreciation, Depletion and Amortization	13.5	2.0	2.9	1.1	2.7	22.2
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	1.8	(0.2)	—	—	—	1.6
Minority Interest Expense	—	—	—	—	—	—
Net cash payment received from El Paso Corporation	—	—	—	—	2.0	2.0
Discontinued operations of Prince facilities	—	—	—	—	0.2	0.2
Non-cash hedge (gain)/loss	(1.4)	—	—	—	—	(1.4)

EBITDA	$55.4	$9.4	$6.4	$4.4	$2.8	$78.4

Year Ended December 31, 2003

	Natural Gas		Natural
	Pipelines and	Oil and NGL	Gas	Platform
	Plants	Logistics	Storage	Services	Other	Total
Net Income						$163.1
Plus: Interest and debt expense						127.9
Loss due to write-off of debt issuance costs						12.6
Loss due to early redemptions of debt						24.3
Less: Cumulative effect of accounting change						(1.7)
Earnings excluding interest and debt expense	$241.4	$49.9	$17.9	$14.9	$2.1	326.2
Plus: Depreciation, Depletion and Amortization	68.7	8.6	11.7	5.3	4.5	98.8
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	1.1	0.6	(0.9)	—	—	0.8
Minority interest expense	—	—	0.9	—	—	0.9
Net cash payment received from El Paso Corporation	—	—	—	—	8.4	8.4

EBITDA	$311.2	$59.1	$29.6	$20.2	$15.0	$435.1

Year Ended December 31, 2002

	Natural Gas		Natural
	Pipelines and	Oil and NGL	Gas	Platform
	Plants	Logistics	Storage	Services	Other	Total
Net Income						$97.7
Plus: Interest and debt expense						81.0
Loss due to write-off of debt issuance costs						2.4
Less: Income from discontinued operations						(5.1)
Earnings excluding interest and debt expense	$121.3	$34.5	$8.1	$18.9	$(6.8)	176.0
Plus: Depreciation, Depletion and Amortization	44.5	6.5	8.5	4.2	8.4	72.1
Cash Distributions in Excess of Earnings from Unconsolidated Affiliates	1.8	2.4	—	—	—	4.2
Minority Interest Income	—	—	—	—	—	—
Net cash payment received from El Paso Corporation	—	—	—	—	7.7	7.7
Discontinued operations of Prince facilities	—	—	—	6.2	1.0	7.2
Non-cash hedge (gain)/loss	(0.4)	—	—	—	—	(0.4)

EBITDA	$167.2	$43.4	$16.6	$29.3	$10.3	$266.8

GulfTerra Energy Partners, L.P. Fourth Quarter Earnings Conference Call and Webcast February 19, 2004

Agenda Strategic Review Robert G. Phillips Financial Performance Review William G. Manias Commercial Review and Project Update James H. Lytal Q&A

Regulatory Statements Cautionary Statement Regarding Forward Looking Statements This release includes forward-looking statements and projections. The partnership has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors, including the integration of acquired businesses, pending merger with Enterprise Partners, status of the partnership's greenfield projects, successful negotiation of customer contracts, and general economic and weather conditions in markets served by GulfTerra Energy Partners and its affiliates, could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While the partnership makes these statements and projections in good faith, neither the partnership nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the partnership's (and its affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results. Non-GAAP Reconciliations Reconciliations of non-GAAP measures used in this presentation to the most comparable GAAP measures are available on the "Investors" page of our website at www.gulfterra.com, on a tab entitled non-GAAP reconciliations including a reconciliation of consolidated EBITDA to net income.

Strategic Review Robert G. Phillips Chairman and Chief Executive Officer

GTM 2003 Review Digested more than $1.5 Billion of 2002 acquisitions Achieved record EBITDA of $435 MM and Net Income of $163 MM Implemented new governance and independence initiatives Improved balance sheet and lowered cost of capital Increased distribution 5.2% ($2.84 annual) Announced merger with Enterprise Products Partners

Fourth Quarter Highlights 9.9% GP interest sale to Goldman Sachs and retired Series B Preference units Sold 7.8 million of common units in two offerings to raise net proceeds of $298 MM Initiated flows on the Matterhorn and Medusa developments Debt management initiatives $269 MM bond principal reduction $300 MM Term Loan B facility Cameron Highway financing - Americas Oil and Gas Deal of 2003

Merger of EPD and GTM On December 15, 2003, Enterprise Products Partners, GulfTerra Energy Partners and El Paso Corporation announced a multi-step transaction resulting in the merger of EPD and GTM HSR filed Joint proxy (S-4) to be filed March 2004 Created pro forma executive management teams and initiated integration process Debt management measures pursued as appropriate Transaction expected to close second half 2004 following unitholders and FTC approvals

Combined EPD and GTM System Map

GulfTerra

EPD Liquids
EPD Natural Gas
EPD Dehydration Unit
EPD Gas Processing Plant
EPD Fractionation Plant
EPD Storage Facility
GTM Natural Gas
GTM Texas NGL
GTM Gas Processing/Treating Plants
& Gas Processing Plants Acquired from EP
GTM NGL Fractionation Plant
GTM Gas Storage Facility
GTM Platform

8

Combined EPD and GTM System Map Complementary assets provide geographic and product diversity and balance Full service franchise serving the largest consuming regions of natural gas, NGLs and crude oil on the U.S. Gulf Coast Complementary business profile generates substantial fee-based, cash flow and provides commodity prices insulation

Financial Performance Review

GulfTerra

William G. Manias
Chief Financial Officer

Financial Performance Review William G. Manias Chief Financial Officer

2003 Earnings Drivers Full year performance from 2002 acquisitions TX/NM assets San Juan Basin assets Offshore projects contribute growth Falcon Nest platform and pipeline Viosca Knoll / Medusa / Matterhorn Higher prices improve throughput and margins San Juan well connects and fees Texas Pipeline transportation fees Full year contribution from storage expansion

Fourth Quarter Results

$ Millions

EBITDA
$97.7
$78.4
2003
2002

Net Income/
Earnings Per Unit
$0.32*
($0.13)
$43.3*
$11.4
$0.25*
$0.20
$28.4*
$26.0
2003
2002

* Excludes impact of early retirement of debt

11

Fourth Quarter Results $ Millions * Excludes impact of early retirement of debt EBITDA 2003 Plan 2002 EBITDA 97.7 104 78.4 Cameron Highway $97.7 $78.4 2003 Plan 2002 EPU 11.4 44.8 26 cameron highway 31.8 5 Net Income/ Earnings Per Unit $0.20 $26.0 $43.3* ($0.13) $11.4 $0.32* $28.4* $0.25*

2003 Results

$ Millions

EBITDA
$435.1
$266.8
Net Income/
Earnings Per Unit
$1.94*
$1.32
$200.0*
$163.1
$0.97*
$0.92
$100.1*
$97.7
2003
2002
2003
2002

* Excludes impact of early retirement of debt

12

2003 Results $ Millions * Excludes impact of early retirement of debt 2003 Plan 2002 Adj EBITDA 435.1 424.2 266.88 $435.1 $266.8 EBITDA 2003 Plan 2002 EPU 163.1 172.1 97.7 cameron highway 36.9 10 $0.92 $97.7 $163.1 $1.94* $200.0* $1.32 Net Income/ Earnings Per Unit $100.1* $0.97*

EBITDA and Net Income

$ Millions

GulfTerra

	4Q'03	4Q'02	2003	2002
Natural gas pipelines and plants	$ 75.0	$ 55.4	$311.2	$167.2
Oil and NGL logistics	7.8	9.4	40.1	43.4
Natural gas storage	7.0	6.4	29.6	16.6
Platform services	4.8	4.4	20.2	29.3
Other	3.1	2.8	15.0	10.3
	97.7	78.4	416.1	266.8
Cameron Highway participation fee	–	–	19.0	–
EBITDA	**$ 97.7**	**$ 78.4**	**$435.1**	**$266.8**
Net Income	**$ 11.4**	**$ 26.0**	**$163.1**	**$ 97.7**

13

EBITDA and Net Income $ Millions Natural gas pipelines and plants Oil and NGL logistics Natural gas storage Platform services Other Cameron Highway participation fee EBITDA Net Income 2002 $ 167.2 43.4 16.6 29.3 10.3 266.8 - $ 266.8 $ 97.7 $ 75.0 7.8 7.0 4.8 3.1 97.7 - $ 97.7 $ 11.4 4Q'03 4Q'02 $ 55.4 9.4 6.4 4.4 2.8 78.4 - $ 78.4 $ 26.0 2003 $ 311.2 40.1 29.6 20.2 15.0 416.1 19.0 $ 435.1 $ 163.1

Volumes

GulfTerra

	4Q'03	4Q'02	2003	2002
Natural Gas Pipelines and Plants (MDth/d)				
Pipelines	6,773	5,722	6,891	4,569
Plants	791	779	794	733
	7,564	6,501	7,685	5,302
Oil and NGL Logistics (Bbl/d)				
Oil pipelines	162,727	144,106	172,137	154,433
NGL	85,991	70,202	88,703	71,920
	248,718	214,308	260,840	226,353
Platform services				
Gas processing (MDth/d)	281	138	271	152
Oil processing (Bbl/d)	4,682	3,954	4,601	4,736

14

Volumes Natural Gas Pipelines and Plants (MDth/d) Pipelines Plants Oil and NGL Logistics (Bbl/d) Oil pipelines NGL Platform services Gas processing (MDth/d) Oil processing (Bbl/d) 6,773 791 7,564 162,727 85,991 248,718 281 4,682 4Q'03 2002 4,569 733 5,302 154,433 71,920 226,353 152 4,736 4Q'02 5,722 779 6,501 144,106 70,202 214,308 138 3,954 2003 6,891 794 7,685 172,137 88,703 260,840 271 4,601

Capital Expenditures

$ Millions

GulfTerra

Major Projects	4Q'03	2003
Growth capital	$ 65.1	$278.5
Well ties	3.3	13.5
Pipeline integrity *	(3.0)	6.6
Pipeline and plant maintenance	10.9	32.3
Total	**$ 76.3**	**$330.9**

15

Capital Expenditures $ Millions Growth capital Well ties Pipeline integrity * Pipeline and plant maintenance Total Major Projects $ 65.1 3.3 (3.0) 10.9 $ 76.3 4Q'03 2003 $ 278.5 13.5 6.6 32.3 $ 330.9 * 2003 is net of $5 MM expected reimbursement from El Paso

New Capital Raised in 2003

GulfTerra

$ Millions

Issue	Proceeds	Coupon/ Rate %	GTM % Cost
Debt			
Senior subordinated notes	$ 300	8.5%	8.5%
Senior unsecured notes	250	6.3	6.3
Term B loan	300	3.4	3.4
Revolver renewal ($382 MM O/S 12/03)	700	3.2	3.2
	1,550	4.3	4.3
Equity			
Common units public offering	103	8.6	12.1
Common units public offering	40	7.7	10.9
Private offering	112	7.5	10.7
Private offering	32	7.6	10.6
Private offering	20	7.1	10.1
Common units public offering	186	6.9	9.8
	493	7.5	10.6
	$2,043	**5.2%**	**6.1%**
Cameron Highway project financing	$ 325	5.6%	5.6%

16

New Capital Raised in 2003 $ Millions Debt Senior subordinated notes Senior unsecured notes Term B loan Revolver renewal ($382 MM O/S 12/03) Equity Common units public offering Common units public offering Private offering Private offering Private offering Common units public offering Cameron Highway project financing Issue 8.5% 6.3 3.4 3.2 4.3 8.6 7.7 7.5 7.6 7.1 6.9 7.5 5.2% 5.6 % Coupon/ Rate % 8.5% 6.3 3.4 3.2 4.3 12.1 10.9 10.7 10.6 10.1 9.8 10.6 6.1% 5.6 % GTM % Cost

2003 Debt Redemption Activities GTM retained the right to "clawback" up to 33% of its outstanding bond debt prior to normal call windows Equity clawback of $269 MM in December 2003 $66 MM of 10.63% due 2012 $158 MM of 8.5% due 2011 $45 MM of 8.5% due 2010 2003 Net Income impact San Juan Acquisition DIC $ 4 MM 1st Qtr EPN Holding Term DIC 1 3rd Qtr Clawback premium 24 4th Qtr Unamortized DIC 5 4th Qtr B Loan unamortized DIC 3 4th Qtr $ 37 MM Immediate reduction in our cost of capital from the clawbacks $24 MM gross interest savings and net pro forma interest savings of: $6 MM/year assuming sr. unsecured notes issued at 6.25% $15 MM/year assuming revolver at 3.2% Amount 2003

Debt Capitalization

$ Millions

GulfTerra

	12/31/03 Outstanding	Maturity	Spread	Avg. Rate
Senior				
$700 MM Revolving credit	$ 382	09/06	L+200	3.17%
Term loan B	300	12/08	L+225	3.42%
Senior unsecured	250	06/10		6.25%
	$ 932			
Subordinated				
Sr. sub notes	$ 175	06/09		10.38%
Sr. sub notes	255	06/10		8.50%
Sr. sub notes	72	06/11		8.50%
Sr. sub notes	250	06/11	L+420	5.32%
Sr. sub notes	134	12/12		10.63%
	$ 886			

Total debt	**$ 1,818**
Weighted avg. cost of debt	**6.13%**

Fixed rate debt	**49%**
Floating rate debt	**51%**

18

Debt Capitalization $ Millions Senior $700 MM Revolving credit Term loan B Senior unsecured Subordinated Sr. sub notes Sr. sub notes Sr. sub notes Sr. sub notes Sr. sub notes Total debt Weighted avg. cost of debt 12/31/03 Outstanding $ 382 300 250 $ 932 $ 175 255 72 250 134 $ 886 $ 1,818 6.13 % Maturity 09/06 12/08 06/10 06/09 06/10 06/11 06/11 12/12 Avg. Rate 3.17% 3.42% 6.25% 10.38% 8.50% 8.50% 5.32% 10.63 % Spread L+200 L+225 L+420 Fixed rate debt 49% Floating rate debt 51%

GTM Balance Sheet

$ Millions

	2002	2003
Revolving credit	$ 491	$ 382
Term loans	320	300
Acq. loan	238	-
Senior notes	-	250
Sub notes	855	886
	$1,904	$1,818
Partners' capital	$ 792	$1,252
Series B	158	-
Total capital	**$2,854**	**$3,070**
EBITDA	$ 386	$ 435
Net Income	$ 98	$ 163
Debt / Total Cap	66.7%	59.2%
Debt / EBITDA	4.9x	4.2x
Total weighted avg. cost of capital	9.97%	8.26%

19

GTM Balance Sheet $ Millions Revolving credit Term loans Acq. loan Senior notes Sub notes Partners' capital Series B Total capital EBITDA Net Income Debt / Total Cap Debt / EBITDA Total weighted avg. cost of capital 2002 $ 491 320 238 - 855 $ 1,904 $ 792 158 $ 2,854 $ 386 $ 98 66.7% 4.9 x 9.97% 2003 $ 382 300 - 250 886 $ 1,818 $ 1,252 - $ 3,070 $ 435 $ 163 59.2% 4.2 x 8.26%

2004 EBITDA and Net Income

$ Millions

GulfTerra

	2004	Drivers
Prior year EBITDA	$ 435	
Cameron Highway	(19)	
El Paso make-whole payment	(9)	
Base EBITDA	407	
Natural gas pipelines and plants	25-30	Marco Polo, Phoenix
Oil and NGL logistics	16-21	Marco Polo, Front Runner
Natural gas storage	1	–
Platform services	9	Full year Falcon, Marco Polo
Other	2	
Expected EBITDA	**$460-470**	Growth rate 13-15% on base business
Expected Net Income	**$230-246**	

20

2004 EBITDA and Net Income Prior year EBITDA Cameron Highway El Paso make-whole payment Base EBITDA Natural gas pipelines and plants Oil and NGL logistics Natural gas storage Platform services Other Expected EBITDA Expected Net Income Drivers Marco Polo, Phoenix Marco Polo, Front Runner - Full year Falcon, Marco Polo Growth rate 13-15% on base business $ 435 (19) (9) 407 25-30 16-21 1 9 2 $ 460-470 $230-246 2004 $ Millions

Commercial Review and Project Update James H. Lytal President and Chief Commercial Officer

Leading Midstream Assets

GulfTerra

15,800+ miles gas pipeline (10.9 Bcf/d)
340+ miles offshore oil pipeline (635 MBbl/d)
5 Processing/treating plants (1.5 Bcf / 50 MBbl/d)
4 NGL fractionation plants (120 MBbl/d)
20 Bcf gas storage; 25 MMBbl NGL storage
7 offshore hub platforms
San Juan Basin
CARLSBAD
Permian Basin
Black Warrior Basin
PETAL STORAGE
TEXAS NGL FACILITIES
HIOS
Cameron Highway
Poseidon
Viosca Knoll
Medusa
Allegheny
Falcon
Falcon Nest
East Breaks
Phoenix
Marco Polo
Gas pipeline
Gas pipeline under construction
Oil pipeline
Oil pipeline under construction
NGL pipeline
Platform
Gas processing/treating plant
NGL fractionation plant
Gas storage facility

22

Leading Midstream Assets Gas pipeline Gas pipeline under construction Oil pipeline Oil pipeline under construction NGL pipeline Platform Gas processing/treating plant NGL fractionation plant Gas storage facility San Juan Basin Permian Basin Black Warrior Basin 15,800+ miles gas pipeline (10.9 Bcf/d) 340+ miles offshore oil pipeline (635 MBbl/d) 5 Processing/treating plants (1.5 Bcf / 50 MBbl/d) 4 NGL fractionation plants (120 MBbl/d) 20 Bcf gas storage; 25 MMBbl NGL storage 7 offshore hub platforms CARLSBAD Falcon Nest HIOS East Breaks Poseidon Viosca Knoll Marco Polo Allegheny Medusa Phoenix Cameron Highway Falcon TEXAS NGL FACILITIES PETAL STORAGE

San Juan: Highlights Connected 259 wells 2003 gathered volumes: 1,227 MDth/d Approximately 75% of 2004 gas exposure hedged at $4.23/Dth 2003 processed volumes: 665 MDth/d Approximately 50% of 2004 NGL exposure hedged for the first three quarters at $0.45 to $0.51/gal $43 MM system expansion project underway

San Juan System Expansion

GulfTerra

Project Summary

Year	Cumulative Capacity Increase
2003	20 MMcf/d • Optimization of field compression
2004	40 MMcf/d • Segregate lean fuel system • Install interconnect to Transwestern • Maintenance capital projects
2005	40 MMcf/d • Begin creating high pressure pathways • Relocate compression
2006	130 MMcf/d • Complete high pressure pathways • Raise plant operating pressure • Installation of liquids removal facilities

24

San Juan System Expansion 20 MMcf/d Optimization of field compression 40 MMcf/d Segregate lean fuel system Install interconnect to Transwestern Maintenance capital projects 40 MMcf/d Begin creating high pressure pathways Relocate compression 130 MMcf/d Complete high pressure pathways Raise plant operating pressure Installation of liquids removal facilities Project Summary 2003 2004 2005 2006 Year Cumulative Capacity Increase

Texas Pipeline: Highlights 2003 Results negatively impacted by lost and unaccounted for gas and imbalance revaluations: $6 MM and $12 MM respectively Average volume: 3.4 Bcf/d Transportation revenue increased approximately 6% from 2002 Re-contracted 325 MMcf/d, average term of 3 years, 20% increase in fee Barnett Shale: Peak of 400 MMcf/d in 2003 2004 Re-contract firm capacity with major customers at increased transport and fuel rates (360 MMcf/d) Pursue expansion opportunities related to Barnett Shale in North Texas and the power generation loads in Mexico Wilson storage Barnett Shale Corpus Christi Houston Fort Worth Dallas Waha Hub Carthage Hub Austin San Antonio

Storage: Highlights Strategically located in Southeast 13.5 Bcf high deliverability salt dome storage facility 2003 interruptible revenues of $3.5 MM All available capacity is subscribed 52% subscribed beyond 2021 FERC authority for 8 Bcf expansion Convert 1.8 Bcf - Commitments on 83%, outstanding proposals on rest Create 5 Bcf - Signed LOI with SNG to build and sell, along with interest in the Petal Pipeline 1.2 Bcf expansion of existing cavern TGP Sonat Transco Petal Pipeline Destin Petal and Hattiesburg storage LA MS AL Hattiesburg Petal Future expansion Surface Heavy Cap Rock Salt Dome

Offshore Gas Pipelines: Highlights

GulfTerra

TPC
HIOS
Poseidon
Viosca Knoll
VK817
SS331/ SS332
GB72
Medusa
Allegheny
Falcon Nest
EC373
Typhoon
Phoenix
Red Hawk
East Breaks

HIOS/East Breaks

Viosca Knoll

Phoenix

27

Offshore Gas Pipelines: Highlights HIOS/East Breaks Volumes stable in 2003 Deepwater drilling activity in Alaminos Canyon and East Breaks areas should provide future supply opportunities Viosca Knoll Initiated flows from Medusa and Matterhorn fields November 2003 Additional development drilling around connected platforms should add volumes in 2004 Phoenix Completed installation of pipeline Spar facility expected to be installed in March 2004 First flow in mid-2004 Medusa Falcon Nest Poseidon HIOS East Breaks Allegheny Viosca Knoll EC373 GB72 SS331/ SS332 VK817 Typhoon TPC Red Hawk Phoenix

Poseidon Oil Pipeline System: Highlights

GulfTerra

MS
LA
Houma
New Orleans
Poseidon
SS332
Typhoon
GB72
Brutus
Allegheny
Front Runner
Caesar pipeline
Marco Polo

28

Poseidon Oil Pipeline System: Highlights 2003 volumes: 127,214 BOPD Expect Marco Polo deliveries mid-2004 and Front Runner deliveries in 3Q2004 Finalizing commitment of shelf based field that should add 15,000 BOPD in 2005 Potential volumes from undedicated barrels on Caesar pipeline With new additions, expect 60% increase in 2005 from 2003 volume levels Poseidon GB72 Front Runner Allegheny Marco Polo MS LA Houma New Orleans Brutus Typhoon Caesar pipeline SS332

Falcon Project Installed platform and pipeline ahead of schedule First production March 2003 Added Harrier field in January 2004 Current volumes: 270 MMcf/d Raptor and Tomahawk discoveries connected in 3Q2004; platform volumes expected to increase up to 350 MMcf/d Pioneer plans additional exploration on significant acreage position

Marco Polo Status Report

Houma
ANR
Poseidon
Allegheny
Cameron Highway
Typhoon gas pipeline
Marco Polo

GulfTerra

30

Marco Polo Status Report Platform installed on January 12, 2004 Scheduled to commence late October 2003 (delayed by late arrival of installation contractor and weather conditions) Mechanical completion late 1Q2004 Oil and gas export pipelines installed First production Mid-2004 Poseidon Allegheny Marco Polo Houma Typhoon gas pipeline ANR Cameron Highway

Marco Polo Area Potential

GulfTerra

Dedicated leases
Producing leases
Lease with discovery
Lease with prospect
GC391/435 Yorick
GC344
GC436/480 Mummy
GC562 K2
GC518
GC563 Timon
GC472/3 King Kong
GC516 Yosemite
GC608 Marco Polo
GC610 Shenzi
GC604 Palmer
GC646 Daniel Boone
GC691/2 Marichal
GC652 Genghis Khan
GC610 Neptune
GC823 Puma
GC737 Mighty Joe Young
GC872 Frampton

31

Marco Polo Area Potential Significant activity in the area of the Marco Polo platform K-2 and GC518 are expected to be connected and flowing by mid-year 2005 Gas drilling activity planned in the area with connection potential to platform GC344 GC472/3 King Kong GC516 Yosemite GC652 Genghis Khan GC436/480 Mummy GC391/435 Yorick GC823 Puma GC608 Marco Polo GC563 Timon GC872 Frampton GC737 Mighty Joe Young GC604 Palmer GC518 GC562 K2 GC610 Neptune GC610 Shenzi GC691/2 Marichal GC646 Daniel Boone Dedicated leases Producing leases Lease with discovery Lease with prospect

Marco Polo

Marco Polo Marco Polo

Marco Polo Marco Polo

Cameron Highway Status Report

Texas City
Port Arthur
Houma
HIA5
Outer Continental Shelf
GB72
SS332
Atlantis
Deepwater Trend
Holstein
Mad Dog
Cameron Highway
Poseidon
Caesar

35

Houma Outer Continental Shelf Deepwater Trend Mad Dog Holstein HIA5 Texas City Port Arthur Cameron Highway Poseidon Caesar GB72 SS332 Atlantis Cameron Highway Status Report Ship Shoal 332B and High Island platform jackets installed Bifurcated 88-mile segment of 24^ offshore pipelines, completed Onshore installation, in progress 239 miles of 30^ pipeline, 36% complete Mechanical completion - 3Q2004 First production estimated 4Q2004

Cameron Highway Supply Opportunities

Cameron Highway
Poseidon
SS332
GC65
Typhoon
Brutus
Allegheny
Sturgis
Front Runner
GC518
Neptune
Marco Polo
K2
Shenzi
Tahiti
Constitution
Holstein
Atlantis
Tonga
Puma
Mad Dog
Myrtle Beach
Chinook
Cascade

36

Cameron Highway Supply Opportunities Life of reserves dedication from Holstein, Mad Dog, Atlantis Significant discoveries at Tahiti, Shenzi and Neptune Pipeline supply capacity of 1 million barrels per day from prolific South Green Canyon area Potential opportunities for new deepwater gathering pipelines Constitution SS332 Cameron Highway Poseidon Typhoon GC65 Brutus Tahiti Front Runner Atlantis Mad Dog Allegheny Holstein Marco Polo Tonga Puma GC518 K2 Shenzi Neptune Myrtle Beach Cascade Chinook Sturgis

Pipelay vessel 'Solitaire' in the process of laying the 30-inch pipeline Cameron Highway

Cameron Highway Cameron Highway 24" Pipeline Horizontal Directional Drill Site on Galveston Bay Water to Water drill under the Texas City Dike & Ship Channel

Deepwater Discoveries Awaiting Development

TX
LA
MS
AL
Port Arthur
Texas City
Corpus Christi
Houma
New Orleans

39

Deepwater Discoveries Awaiting Development TX LA MS AL Texas City Port Arthur Houma New Orleans Corpus Christi

Q&A

GulfTerra Energy Partners, LP Fourth Quarter Earnings Conference Call and Webcast February 19, 2004